Exhibit 21.1
Subsidiaries of the Registrant
Pacific City Financial Corporation was incorporated in July 2007 as a California corporation. It is headquartered at 3701 Wilshire Boulevard, Suite 900, Los Angeles, California. There is one subsidiary of the Company:
Pacific City Bank is a California state charted bank founded in 2003. Pacific City Bank is headquartered at 3701 Wilshire Boulevard, Suite 900, Los Angeles, California.